Exhibit 12.1

LYONDELLBASELL INDUSTRIES N.V.

STATEMENT SETTING FORTH DETAIL FOR COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
Millions of dollars, except ratio data	2017		2016		2015		2014		2013
Income from continuing operations before income taxes	$5,493		$5,233		$6,209		$5,712		$4,996
Deduct income from equity investments	321		367		339		257		203
Add distributions of earnings from equity investments	309		385		285		156		186

Earnings adjusted for equity investments	5,481		5,251		6,155		5,611		4,979
Fixed charges:
Interest expense, gross	491		322		310		352		309
Portion of rentals representative of interest	147		142		139		136		108

Total fixed charges before capitalized interest	638		464		449		488		417
Capitalized interest	20		33		11		25		15

Total fixed charges including capitalized interest	658		497		460		513		432

Earnings before fixed charges	$6,139		$5,748		$6,615		$6,124		$5,411

Ratio of earnings to fixed charges	9.33	x	11.57	x	14.38	x	11.94	x	12.53	x